Cue Energy Resources Limited

A.B.N. 45 066 383 971

07026929

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

7 September 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 9/25

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Kimu Seismic Survey Completed

Cue is pleased to announce that 2D seismic acquisition over the Kimu gas field in PRL-08, Papua New Guinea, has been completed.

The data will now be processed and integrated into a revised structural interpretation of the field.

The Kimu area survey is part of a larger 2007 Guavi River Seismic campaign covering PRL-08 and adjacent acreage. It consists of six seismic traverses totaling 71km and is designed to provide a high quality modern seismic grid over the Kimu structure from which to advance the understanding of the potential recoverable gas volumes.

Kimu has been assessed, to date, to have the potential to contain around 905 billion cubic feet of recoverable gas, with Cue's share being approximately 97 billion cubic feet in a most likely case.

Kimu is located approximately 60km west of the Barikewa gas field and 50km SW of the SE Gobe oil field. Location and survey map are attached.

The participants in PRl-08 are:

Oil Search Limited (Operator)	60.71%
Mosaic Oil Nuigini Limted	28.57%
Cue PNG Oil Company Pty Ltd	10.72%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

7 September 2007



PRL 8 Seismic Programme,
Papua New Guinea
Cue Energy Resources Limited
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PDL 3
PRL 9
PRL 8
BARIKEWA GAS FIELD
CUE ACREAGE
PNG to Queensland
PRL-8
Existing seismic
Planned 2007 seismic

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

7 September 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per
Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Production Barge on Location

Cue is pleased to announce that the Seagood 101 production barge is on location on the Oyong field and commissioning has begun in preparation for first oil, which is expected in September 2007.

The Oyong field is located in the Sampang Production Sharing contract area, offshore East Java, Indonesia.

The participants in PRI-08 are:

Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Ltd	40%
Cue Sampang Pty Ltd	15%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

7 September 2007

END